  Exhibit 99.1

Central Puerto S.A.

Consolidated financial statements for the six-month periods
ended June 30, 2021 and 2020, together with the independent
auditor´s report

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 30 BEGINNING JANUARY 1, 2021 CONSOLIDATED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce:

–
Of the articles of incorporation: March 13, 1992.

–
Of the last amendment to by-laws: April 28, 2017.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

Class of shares	Subscribed, paid-in, issued and registered

1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,514,022,256

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME
for the six-month period ended June 30, 2021

		6 months		3 months
		Unaudited		Unaudited
	Notes	01-01-2021 to 06-30-2021	01-01-2020 to 06-30-2020	04-01-2021 to 06-30-2021	04-01-2020 to 06-30-2020
		ARS 000	ARS 000	ARS 000	ARS 000

Revenues	4	23,531,528	23,459,552	12,254,422	10,789,505
Cost of sales	Exhibit F	(12,481,169)	(10,321,846)	(6,721,916)	(5,069,649)
Gross income		11,050,359	13,137,706	5,532,506	5,719,856

Administrative and selling expenses	Exhibit H	(1,631,336)	(1,824,063)	(750,617)	(832,795)
Other operating income	5.1	6,027,294	10,672,860	2,041,219	5,605,048
Other operating expenses	5.2	(571,665)	(524,972)	(565,040)	(263,903)
Impairment of property, plant and equipment and intangible assets		(3,898,450)	(1,880,099)	(3,898,450)	(654,366)
Operating income		10,976,202	19,581,432	2,359,618	9,573,840

Loss on net monetary position		227,360	728,811	26,689	232,308
Finance income	5.3	310,625	2,300,913	(157,408)	2,083,176
Finance expenses	5.4	(10,653,205)	(14,261,631)	(2,873,377)	(7,547,180)
Share of the profit of associates		(699,370)	(48,032)	(402,964)	(133,716)
Income (loss) before income tax		161,612	8,301,493	(1,047,442)	4,208,428

Income tax for the period	6	(3,865,079)	(3,499,489)	(3,365,876)	(919,938)
Net (loss) income for the period		(3,703,467)	4,802,004	(4,413,318)	3,288,490
Total comprehensive (loss) income for the period		(3,703,467)	4,802,004	(4,413,318)	3,288,490

Attributable to:
– Equity holders of the parent		(3,734,920)	4,772,223	(4,438,155)	3,296,111
– Non-controlling interests		31,453	29,781	24,837	(7,621)
		(3,703,467)	4,802,004	(4,413,318)	3,288,490

Basic and diluted earnings per share (ARS)		(2.48)	3.17	(2.95)	2.19

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as at June 30, 2021

		06-30-2021	12-31-2020
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment	Exhibit A	$96,480,904	$99,240,225
Intangible assets	Exhibit B	6,274,346	8,452,000
Investment in associates		5,030,003	5,845,134
Trade and other receivables	7.1	31,009,895	36,845,428
Other non-financial assets	8.1	337,588	606,715
Inventories		529,114	824,786
Deferred tax asset	6	969,480	123,294
		140,631,330	151,937,582
Current assets
Inventories		436,546	1,007,891
Other non-financial assets	8.1	1,605,900	1,128,372
Trade and other receivables	7.1	25,129,437	23,479,630
Other financial assets	7.4	11,039,887	17,641,047
Cash and cash equivalents		290,002	349,276
		38,501,772	43,606,216
Property, plant and equipment available for sale	11.1	2,956,967	2,956,967
Total assets		182,090,069	198,500,765

Equity and liabilities
Equity
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		32,491,347	32,491,347
Legal reserve		5,241,866	4,810,003
Voluntary reserve		68,962,421	60,757,028
Other equity accounts		(2,464,063)	(2,464,063)
Retained earnings		(3,728,022)	8,644,154
Equity attributable to holders of the parent		102,017,571	105,752,491
Non-controlling interests		94,471	160,814
Total equity		102,112,042	105,913,305

Non-current liabilities
Other non-financial liabilities	8.2	5,517,976	6,584,920
Other loans and borrowings	7.3	36,262,123	38,656,132
Compensation and employee benefits liabilities	8.3	409,425	394,285
Provisions		45,403	56,901
Deferred income tax liabilities	6	13,866,756	11,279,067
		56,101,683	56,971,305
Current liabilities
Trade and other payables	7.2	3,710,902	3,190,127
Other non-financial liabilities	8.2	2,969,515	2,821,299
Other loans and borrowings	7.3	15,462,229	25,220,852
Compensation and employee benefits liabilities	8.3	976,162	1,276,954
Income tax payable		729,413	3,063,241
Provisions	Exhibit E	28,123	43,682
		23,876,344	35,616,155
Total liabilities		79,978,027	92,587,460
Total equity and liabilities		182,090,069	198,500,765

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2021

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2021	1,514,022	32,491,347	4,810,003	60,757,028	(2,464,063)	8,644,154	105,752,491	160,814	105,913,305

Net (loss) income for the period	-	-	-	-	-	(3,734,920)	(3,734,920)	31,453	(3,703,467)
Total comprehensive (loss) income for the period	-	-	-	-	-	(3,734,920)	(3,734,920)	31,453	(3,703,467)

Increase in legal reserve	-	-	431,863	-	-	(431,863)	-	-	-
Increase in voluntary reserve	-	-	-	8,205,393	-	(8,205,393)	-	-	-
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	(97,796)	(97,796)
As of June 30, 2021	1,514,022	32,491,347	5,241,866	68,962,421	(2,464,063)	(3,728,022)	102,017,571	94,471	102,112,042

(1)
A subsidiary holds 8,851,848 common shares.

(2)
Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 28, 2021.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2020

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value (1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

As of January 1, 2020	1,514,022	32,491,347	4,058,535	45,232,360	-	16,276,136	99,572,400	1,349,103	100,921,503

Net income for the period	-	-	-	-	-	4,772,223	4,772,223	29,781	4,802,004
Total comprehensive income for the period	-	-	-	-	-	4,772,223	4,772,223	29,781	4,802,004

Increase in legal reserve	-	-	751,468	-	-	(751,468)	-	-	-
Increase in voluntary reserve	-	-	-	15,524,668	-	(15,524,668)	-	-	-
Dividends in cash distributed by a subsidiary (2)	-	-	-	-	-	-	-	(78,938)	(78,938)
Transaction with non-controlling interest (Note 10)	-	-	-	-	(2,464,063)	-	(2,464,063)	(1,194,459)	(3,658,522)
Share-based payments	-	-	-	-	-	-	-	2,097	2,097
As of June 30, 2020	1,514,022	32,491,347	4,810,003	60,757,028	(2,464,063)	4,772,223	101,880,560	107,584	101,988,144

(1)
A subsidiary holds 8,851,848 common shares.
(2)
Distribution of dividends in cash approved by the Shareholders’ Meeting of the subsidiary Central Vuelta de Obligado S.A. held on April 28, 2020.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended June 30, 2021

	06-30-2021	06-30-2020
	Unauited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax	161,612	8,301,493

Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	3,033,902	2,207,981
Amortization of intangible assets	1,383,999	1,462,564
Impairment of property, plant and equipment and intangible assets	3,898,450	1,880,099
Discount of accounts receivables and payables, net	(127,343)	58,607
Interest earned from customers	(1,588,618)	(2,178,221)
Trade and tax interests lost	516,056	443,502
Finance income	(310,625)	(2,300,913)
Finance expenses	10,653,205	14,261,631
Share of the profit of associates	699,370	48,032
Share-based payments	-	2,097
Movements in provisions and long-term employee benefit plan expense	111,186	85,090
Foreign exchange difference for trade receivables	(4,283,539)	(8,486,294)
Loss on net monetary position	(6,977,265)	(6,651,696)

Working capital adjustments:
Decrease in trade and other receivables	6,426,430	12,787,910
(Decrease) Increase in other non-financial assets and inventories	(161,629)	304,995
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(4,281,866)	(8,485,977)
	9,153,325	13,740,900
Trade and tax interests paid	(516,056)	-
Interest received from customers	1,579,694	1,926,227
Income tax paid	(3,643,364)	(3,342,452)
Net cash flows provided by operating activities	6,573,599	12,324,675

Investing activities
Purchase of property, plant and equipment	(2,286,870)	(8,906,099)
Dividends received	115,635	176,686
Sale of available-for-sale financial assets, net	1,581,752	3,450,226
Net cash flows used in investing activities	(589,483)	(5,279,187)

Financing activities
Bank and investment accounts overdrafts obtained (paid), net	1,028,471	(3,005,289)
Long-term loans paid	(4,654,940)	(1,079,366)
Interest and other financial costs paid	(2,280,296)	(2,163,917)
Dividends paid	(97,796)	(78,938)
Net cash flows used in financing activities	(6,004,561)	(6,327,510)

(Decrease) Increase in cash and cash equivalents	(20,445)	717,978
Exchange difference and other financial results	46,687	158,722
Monetary results effect on cash and cash equivalents	(85,516)	(222,772)
Cash and cash equivalents as of January 1	349,276	2,548,798
Cash and cash equivalents as of June 30	290,002	3,202,726

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the six-month period ended June 30, 2021

1.
Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

–
Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,714 MW.

–
Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 571 MW and a steam generating capacity of 125 tons per hour.

–
The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

–
The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

–
The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

–
The thermal cogeneration plant Terminal 6 - San Lorenzo (currently under construction), located in Puerto General San Martín, Santa Fe Province, was commercially authorized on November 21, 2020, with only its gas turbine with power of 269.5 MW (open-cycle). Once the works are finished and the plant operates with combined cycle, it will have an installed power of 330 MW and 340 tn/h of steam production.

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group.

On July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Moreover, through CP Renovables S.A. (“CPR”) and its subsidiaries, Vientos La Genoveva S.A.U. and Vientos La Genoveva II S.A.U. the Group takes part on the development and performance of energy projects based on the use of renewable energy sources. In this regard, as of the issuance date of these financial statements, the Group has a total installed capacity of 373.8 MW of commercially-authorized power from sources of renewable energy, which is distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW;
(v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW and (vii) wind farm Manque 57 MW.

The issuance of Group’s condensed consolidated financial statements of the six-month period ended June 30, 2021 was approved by the Company’s Board of Directors on August 11, 2021.

1.1.
Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market.

After the Argentine economic crisis in 2001 and 2002 and the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel for their generation increased as well. The increasing generation costs combined with the freezing of rates for the final user decided by the Secretariat of Energy lead to a permanent deficit in CAMMESA accounts, which faced difficulties to pay the energy purchases to generators. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market working despite the deficit. Such regulations are described in Note 1.2 to the issued consolidated financial statements for the fiscal year ended December 31, 2020.

Secretariat of Energy Resolution No. 440/2021

Through Resolution No. 440 (“Resolution 440”), published in the Official Gazette on May 21, 2021, the Secretariat of Energy established a new remuneration scheme for MEM generation agents. In this regard, Exhibits II, III, IV and V of Resolution No. 31 dated February 26, 2020 issued by the Secretariat of Energy (“Resolution 31”) were replaced. Moreover, section 2 of Resolution 31, which established a system for the automatic updating of remuneration values, was repealed. In general terms, Resolution 440 increased the remuneration values of generation agents by 29% compared to Resolution 31.

It was established that for what Resolution 440 set forth (collection of the new values as from February 2021 transactions, among others), MEM generation agents must submit before CAMMESA a note –to CAMMESA’s satisfaction– stating full and unconditional withdrawal of any administrative complaint or ongoing judicial procedure against the National Government, the Secretariat of Energy and/or CAMMESA, related to section 2 of Resolution 31. Dated June 17, 2021, the Company submitted the requested withdrawal note.

1.2.
TSM and TMB

The Group has an interest in TSM and TMB, which are engaged in managing the purchase of equipment, and building, operating and maintaining the power plants. TSM and TMB are private, unlisted companies.

After termination of the supply agreements with TSM and TMB dated February 2, 2020 and January 7, 2020, respectively, trust agreements also terminated. As from those dates, a 90-day period commenced in which

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

TSM and TMB and their shareholders had to perform all the company acts necessary to allow the Argentine Government to receive the corresponding shares in the capital of TSM and TMB that their contributions give them rights to.

On January 3, 2020, i.e. before the aforementioned 90-day period commenced, the Argentine Government (through the Ministry of Productive Development) served notice to the Company (together with TSM, TMB and their other shareholders and BICE, among others) stating that, according to the Final Agreement for the Re- adaptation of WEM, TSM and TMB shall perform the necessary acts to incorporate the Argentine Government as shareholder of both companies, acknowledging the same equity interest rights: 65.006% in TMB and 68.826% in TSM.

On January 9, 2020, the Company, together with the other generation shareholders of TSM and TMB, rejected such act understanding that the equity interest the Government claims does not correspond with the contributions made for the construction of power stations and that gave it right to claim such equity interest.

On March 4, 2020, the Company was notified on two notes sent by the Minister of Productive Development whereby he answered the one sent by the Company on January 9, 2020 - mentioned above -, ratifying the terms of the note notified to the Company on January 3, 2020. In March 2020, the Company raised a reconsideration motion, with higher supplementary appeal, against the Argentine Government’s order for the acts mentioned above.

On May 4 and 8, 2020, the Company attended the Special Shareholder’s Meetings of TMB and TSM, respectively, in which the admission of the Argentine Government as shareholder of TSM and TMB was allowed, in accordance with the shareholding interest claimed by the Argentine Government. This with the sole purpose of complying with the precedent condition established in the respective Trust Agreements, which stated that for the trusted equity -comprised, among others, by the power plants- to be transferred to the companies TSM and TMB in a 90-day period counted as from the end of the supply agreements, such companies and their shareholders (among which the Company is included) had to allow the entrance of the Argentine Government in TSM and TMB, receiving the same amount of shares representing the contributions made by the Argentine Government for the construction of the plants and giving it the right to claim such interest.

In both cases, when the mentioned Shareholders’ Meetings were held, through which the Argentine Government was allowed as shareholder of TMB and TSM due to its interest claim, the Company made the corresponding reservation of rights so as to continue the abovementioned claims already commenced.

On November 19, 2020, BICE (in its capacity as trustee of both trust agreements) had the condition precedent established in the Trust Agreements fulfilled since the necessary corporate acts for the Argentine Government to be allowed as shareholder of TSM and TMB were performed. Finally, on March 11, 2021, the Argentine Government has subscribed its shares in TSM and TMB. This way, the Group´s equity interest in TSM and TMB was changed from 30.8752% to 9.6269% and from 30.9464% to 10.8312%, respectively.

On the other hand, the Company, together with the other shareholders of TSM and TMB (as guarantor within the framework and the limits stated by the Final Agreement for the Re-adaptation of WEM, Note SE no. 1368/05 and trust agreements), BICE, TSM, TMB and SE signed: a) on January 7, 2020 an amendment addenda of the Operation and Maintenance (“OMA”) of Thermal Plant Manuel Belgrano and b) on January 9, 2020 an amendment addenda of the Operation and Maintenance Agreement (“OMA”) of Thermal Plant San Martín, to extend the operating period until the effective transference of the trust’s liquidation equity.

Even though as of June 30, 2021, the Group holds a shareholding interest in TSM and TMB lower than 20%, it has significant influence on such associates since as of such date, the formation of the Board of Directors of such companies has not been modified. Therefore, the Group keeps participating in the decisions regarding the relevant activities of such associated companies.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

2.
Basis of preparation of the consolidated financial statements

2.1.
Applied professional accounting standards

The Company prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under section 1 of such section of the Regulations, companies issuing negotiable instruments must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

2.2.
Basis of presentation and consolidation

These condensed consolidated financial statements for the six-month period ended June 30, 2021 were prepared applying the financial information framework prescribed by CNV as mentioned in note 2.1.

In preparing these condensed consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2020.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2020 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2020.

The Group’s condensed consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1.
Measuring unit

The condensed consolidated financial statements as at June 30, 2021, including the figures for the previous period were restated to consider the changes in the general purchasing power of the functional currency of the Group (Argentine peso) pursuant to IAS 29 and General Resolution no. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

The effects caused by the application of IAS 29 are detailed in Note 2.2.2 to the issued consolidated financial statements for the year ended December 31, 2020.

The inflation was 25.3% and 13.59% in the six-month periods ended June 30, 2021 and 2020, respectively.

2.3.
Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2021, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16

The UK Financial Conduct Authority (FCA), which is the competent authority for the regulation of benchmarks in the UK, advocated a transition away from reliance on London Interbank Offered Rate (“LIBOR”) to alternative reference rates and stated that it would no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). The FCA Announcement formed part of ongoing global efforts to reform LIBOR and other major interest rate benchmarks. At this time, the nature and overall timeframe of the transition away from LIBOR is uncertain and no consensus exists as to what rate or rates may become accepted alternatives to LIBOR.

In this sense, the IFRS amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate (RFR).

As of June 30, 2021, the Group has trade receivables under the CVO Agreement, described in Note 1.2 a) to the issued consolidated financial statements for the fiscal year ended December 31, 2020, as well as loans with due date after 2021, which were indexed to LIBOR and for which the replacement alternative interest rate has not been identified.

These amendments are effective for annual periods beginning on or after 1 January 2021. As of the date of these financial statements, these amendments had no significant impact.

2.4.
Property, plant and equipment and intangible assets impairment

At every period closing date, the Group evaluates if there is any triggering event of an individual component or group of property, plant and equipment that may have their value impaired. Should such event exist, the impairment test for an asset is then required, and the Group estimates the recoverable amount of such asset. The recoverable amount of an asset is the highest amount between the fair value less costs of sale of such asset and its value in use. Such recoverable amount is determined for an individual asset, unless the individual asset does not generate cash flows substantially independent from the other assets or group of assets; in such case, the cash flows of the group of assets forming the cash-generation unit to which they belong are considered. When the book value of an individual asset or a cash-generation unit exceeds its recoverable amount, the individual asset, or in its case the cash-generation unit, is considered as impaired and its value is reduced to its recoverable amount.

The Group has identified as signs of potential impairment of its thermal stations cash-generation units the repeal of the price update mechanism in the spot market that was established by Resolution No. 440, as described in Note 1.1.

In order to measure the recoverability of its property, plant and equipment and its intangible assets with a limited useful life and with signs of impairment in its value the Group has used their value in use. As a result of the recoverability analysis, the Group has concluded that the book value of the assets that form the cash- generating units that correspond to the thermal power stations Puerto Nuevo and Nuevo Puerto, the cogeneration unit in Luján de Cuyo, the cogeneration unit Terminal 6 San Lorenzo and the hydroelectric power station Piedra del Águila, shall not exceed their recoverable value as at June 30, 2021.

CGUs Thermal Station Brigadier López and Combined cycle plant in Luján de Cuyo

The Group has estimated that the book value of the assets of the cash-generating unit of the Thermal Station Brigadier López exceeds its recoverable asset by 3,400,940. Therefore, an impairment charge was determined and allocated on a pro-rata basis to property, plant and equipment by 2,607,286 within items "Electric power facilities", "Lands and buildings", "Construction in progress" and "Others" and to intangible assets by 793,655

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

under the item “Impairment of property, plant and equipment and intangible assets” of the consolidated income statement for the six-month period ended June 30, 2021. After recognizing this impairment, the book value of the property, plant and equipment and the intangible assets for the Thermal Station Brigadier López amounted to 8,803,089 and 2,679,647, respectively.

In addition, the Group has estimated that the book value of the assets of the cash generating unit of the combined cycle plant located in Luján de Cuyo exceeds its recoverable value by 497,509. Therefore, an impairment of property, plant and equipment charge was determined in the items “Electric power facilities”, “Lands and buildings” and “Others” and was registered under the item “Impairment of property, plant and equipment and intangible assets” of the consolidated income statement for the six-month period ended June 30, 2021. After recognizing such impairment, the book value of the property, plant and equipment of the Luján de Cuyo combined cycle power plant is 3,523 116.

The Group determined the recoverable values, considering the new remuneration scheme introduced by Resolution 440, the estimated completion date of the works of cycle closing of the Thermal Station Brigadier López and different alternatives weighted in relation with the evolution of the macroeconomic variables regarding exchange rate and inflation, which implied preparing different scenarios with different estimations of the expected cash flows, when considering such variables and assigning occurrence probabilities, based on the experience and expectations of the Group about the outcome of the uncertainties involved.

The key assumptions to estimate the value in use are as follows:

–
Gross margin: the margin has been determined for the budgeted period (5 years) based on the prices of the sale of energy applied by Resolution 440 and energy supply agreements subscribed, whereas the costs have been determined over the base of the costs of operation incurred in the past in both power stations. The highest cost was maintenance, which was estimated maintaining the conditions of the agreements in force with the supplier Siemens S.A. No growth rates were used to extrapolate the inflows of funds after the budgeted period, since the inflows after the last year of the budgeted period remained steady, pursuant to IAS 36.

–
Discount rate: it represents the market evaluation of the specific risks of the Company, taking into consideration the time-value of money. The calculation for the discount rate is based on the circumstances of the market participants and it is derived from the weighted average cost of capital (WACC). The WACC rate takes into consideration both the Company’s debt and equity. The cost of equity is derived from the expected return of the investment, whereas the cost of debt is based on the conditions of the debt to which the rest of the market participants could access to. The specific risks of the operational segment are incorporated by applying individual beta factors, which are annually assessed from the available public information of the market.

The discount rate used for determining the value in use as of June 30, 2021 was 12.1%, after income tax.

Any increase in the discount rate would entail an additional depreciation for the cash-generation units Thermal Station Brigadier López and Combined cycle plant in Luján de Cuyo.

–
Macroeconomic variables: the estimated inflation and devaluation rates, as well as the exchange rates used, were obtained from external sources being those consulting firms dedicated to the local and global economic analysis, widely experienced in the market. An increase in the inflation rates over the devaluation rates regarding the variables used in the determination of the value in use would entail an additional depreciation for the cash-generation units Thermal Station Brigadier López and Combined cycle plant in Luján de Cuyo.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

3.
Operating segments

The following provides summarized information about the net income from continuing operations of the operating segments for the six-month periods ended June 30, 2021 and 2020:

2021	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	18,212,445	4,721,168	12,164,103	969,996	(12,536,184)	23,531,528
Cost of sales	(10,680,168)	(1,385,800)	(10,138,071)	(927,560)	10,650,430	(12,481,169)
Administrative and selling expenses	(1,412,718)	(218,618)	(2,574,691)	-	2,574,691	(1,631,336)
Other operating income	5,786,875	227,917	447,839	12,502	(447,839)	6,027,294
Other operating expenses	(557,330)	(14,335)	(128,542)	-	128,542	(571,665)
Impairment of property, plant and equipment and intangible assets	(3,898,450)	-	-	-	-	(3,898,450)
Operating income	7,450,654	3,330,332	(229,362)	54,938	369,640	10,976,202

Other (expenses) income	(12,614,553)	(1,258,534)	(2,375,943)	(78,991)	1,648,352	(14,679,669)

Net (loss) income for the segment	(5,163,899)	2,071,798	(2,605,305)	(24,053)	2,017,992	(3,703,467)
Share in the net (loss) income for the segment	(5,163,899)	2,071,798	(626,030)	14,664	-	(3,703,467)

2020	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	18,686,634	4,080,054	9,102,850	929,718	(9,339,704)	23,459,552
Cost of sales	(8,836,528)	(1,023,451)	(7,813,937)	(714,060)	8,066,130	(10,321,846)
Administrative and selling expenses	(1,577,801)	(246,262)	(1,786,888)	-	1,786,888	(1,824,063)
Other operating income	10,456,625	207,255	232,795	8,980	(232,795)	10,672,860
Other operating expenses	(419,143)	(105,060)	(129,717)	(769)	129,717	(524,972)
Impairment of property, plant and equipment	(1,880,099)	-	-	-	-	(1,880,099)
Operating income	16,429,688	2,912,536	(394,897)	223,869	410,236	19,581,432

Other (expenses) income	(10,669,578)	(3,969,007)	(182,247)	(4,869)	46,273	(14,779,428)

Net income (loss) for the segment	5,760,110	(1,056,471)	(577,144)	219,000	456,509	4,802,004
Share in the net income (loss) for the segment	5,760,110	(1,056,471)	(51,278)	149,643	-	4,802,004

(1)
Includes information from associates.
(2)
Includes income (expenses) related to resale of gas transport and distribution capacity.

4.
Revenues

	6 months		3 months
	01-01-2021 to 06-30-2021	01-01-2020 to 06-30-2020	04-01-2021 to 06-30-2021	04-01-2020 to 06-30-2020
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues from Resolution 1, Resolution 19, SGE Resolution 70/2018 and amendments	10,838,969	11,172,651	6,216,780	4,460,442
Sales under contracts	11,411,355	11,022,521	5,370,636	5,660,634
Steam sales	683,289	571,516	371,264	285,799
Resale of gas transport and distribution capacity	148,455	214,519	63,405	118,087
Revenues from CVO thermal plant management	449,460	478,345	232,337	264,543
	23,531,528	23,459,552	12,254,422	10,789,505

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

5.
Other income and expenses

5.1.
Other operating income

	6 months		3 months
	01-01-2021 to 06-30-2021	01-01-2020 to 06-30-2020	04-01-2021 to 06-30-2021	04-01-2020 to 06-30-2020
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned from customers	1,588,618(1)	2,178,221(1)	908,490(3)	964,807(3)
Foreign exchange difference, net	4,283,539(2)	8,486,294(2)	1,108,076(4)	4,646,336(4)
Recovery related to discount tax credits	127,343	-	53,630	-
Others	27,794	8,345	(28,977)	(6,095)
	6,027,294	10,672,860	2,041,219	5,605,048

(1)
Includes 756 related to receivables under FONINVEMEM I and II Agreements for the six-month period ended June 30, 2020. It also includes 825,790 and 1,097,357 related to CVO receivables for the six-month periods ended June 30, 2021 and 2020, respectively.
(2)
Includes 25,475 related to receivables under FONINVEMEM I and II Agreements for the six-month period ended June 30, 2020. It also includes 4,304,196 and 7,715,021 related to CVO receivables for the six-month periods ended June 30, 2021 and 2020, respectively.
(3)
Includes 394,248 and 504,032 related to CVO receivables for the three-month periods ended June 30, 2021 and 2020, respectively.
(4)
Includes 1,263,423 and 4,308,668 related to CVO receivables for the three-month periods ended June 30, 2021 and 2020, respectively.

5.2.
Other operating expenses

	6 months		3 months
	01-01-2021 to 06-30-2021	01-01-2020 to 06-30-2020	04-01-2021 to 06-30-2021	04-01-2020 to 06-30-2020
	ARS 000	ARS 000	ARS 000	ARS 000

Recovery (Charge) related to the provision for lawsuits and claims (Exhibit E)	6,699	218	7,033	(509)
Recovery (Charge) related to the allowance for doubtful accounts (Exhibit E)	2,284	(5,033)	2,875	(5,364)
Trade and tax interests	(516,056)	(443,502)	(513,904)	(253,336)
Charge related to discount of tax credits	-	(58,607)	-	13,354
Others	(64,592)	(18,048)	(61,044)	(18,048)
	(571,665)	(524,972)	(565,040)	(263,903)

5.3.
Finance income

	6 months		3 months
	01-01-2021 to 06-30-2021	01-01-2020 to 06-30-2020	04-01-2021 to 06-30-2021	04-01-2020 to 06-30-2020
	ARS 000	ARS 000	ARS 000	ARS 000

Interest earned	21,982	113,140	14,093	16,294
Net income on financial assets at fair value through profit or loss (1)	-	2,187,773	-	2,066,882
Interest rate swap income	288,643	-	(171,501)	-
	310,625	2,300,913	(157,408)	2,083,176

(1) Net of 20,839 corresponding to turnover tax for the six-month periods ended June 30, 2021 and net of 10,706 for the three-month periods ended June 30, 2020.

5.4.
Finance expenses

	6 months		3 months
	01-01-2021 to 06-30-2021	01-01-2020 to 06-30-2020	04-01-2021 to 06-30-2021	04-01-2020 to 06-30-2020
	ARS 000	ARS 000	ARS 000	ARS 000

Interest on loans	(2,208,862)	(2,363,090)	(1,021,904)	(979,250)
Foreign exchange differences	(7,403,972)	(10,237,511)	(2,109,969)	(6,249,966)
Net loss on financial assets at fair value through profit or loss (1)	(633,912)	-	558,165	-
Bank commissions for loans and others	(406,009)	(238,672)	(299,238)	(82,960)
Others	(450)	(1,422,358)	(431)	(235,004)
	(10,653,205)	(14,261,631)	(2,873,377)	(7,547,180)

(1) Net of 7,473 corresponding to turnover tax for the six-month periods ended June 30, 2021 and net of 5,314 for the three-month periods ended June 30, 2020.

6.
Income tax

The major components of income tax during the six-month periods ended June 30, 2021 and 2020, are the following:

Consolidated statements of income and comprehensive income

	6 months		3 months
	01-01-2021 to 06-30-2021	01-01-2020 to 06-30-2020	04-01-2021 to 06-30-2021	04-01-2020 to 06-30-2020
	ARS 000	ARS 000	ARS 000	ARS 000

Current income tax

Income tax charge for the period	(2,249,420)	(3,254,981)	(1,441,403)	(1,478,318)
Adjustment related to current income tax for the prior year	125,844	130,839	125,844	130,839

Deferred income tax

Related to the net variation in temporary differences	(1,741,503)	(375,347)	(2,050,317)	427,541
Income tax	(3,865,079)	(3,499,489)	(3,365,876)	(919,938)

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the six-month periods ended June 30, 2021 and 2020, is as follows:

	6 months		3 months
	01-01-2021 to 06-30-2021	01-01-2020 to 06-30-2020	04-01-2021 to 06-30-2021	04-01-2020 to 06-30-2020
	ARS 000	ARS 000	ARS 000	ARS 000

Income (loss) before income tax	161,612	8,301,493	(1,047,442)	4,208,428

At statutory income tax rate (1)	(56,564)	(2,490,448)	306,151	(1,262,528)
Share of the profit of associates	19,762	(3,282)	24,425	1,990
Effect related to statutory income tax rate change (Note 12)	(2,856,997)	827,258	(3,003,660)	(70,824)
Effect related to the discount of income tax payable	(116,012)	351,564	52,634	74,531
Adjustment related to current income tax for the prior year	125,844	130,839	125,844	130,839
Loss on net monetary position	(1,198,574)	(2,729,961)	(1,125,169)	318,702
Others	217,462	414,541	253,899	(112,648)
Income tax for the period	(3,865,079)	(3,499,489)	(3,365,876)	(919,938)

(1) The statutory income tax rate amounts to 35% and 30% as of June 30, 2021 and 2020, respectively.

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and comprehensive income
	06-30-2021	12-31-2020	06-30-2021	12-31-2020
	ARS 000	ARS 000	ARS 000	ARS 000

Trade receivables	3,214	4,059	(845)	428
Other financial assets	(1,077)	(490)	(587)	357,626
Employee benefit liability	190,981	137,863	53,118	(18,805)
Provisions and others	(417,333)	(367,230)	(50,103)	(371,826)
Investments in associates	(1,638,476)	(1,355,342)	(283,134)	7,545
Property, plant and equipment - Material & spare parts - Intangible assets	(7,647,281)	(6,744,945)	(902,336)	357,057
Deferred tax income	(3,772,823)	(3,300,955)	(471,868)	8,564
Tax loss carry-forward	2,439,248	3,010,126	(570,878)	67,531
Tax inflation adjustment - Asset	188,645	234,309	(45,664)	(396,875)
Tax inflation adjustment - Liability	(2,242,374)	(2,773,168)	530,794	(386,592)
Deferred income tax expense			(1,741,503)	(375,347)
Deferred income tax liabilities, net	(12,897,276)	(11,155,773)

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	06-30-2021	12-31-2020
	ARS 000	ARS 000

Deferred income tax asset	969,480	123,294
Deferred income tax liability	(13,866,756)	(11,279,067)
Deferred income tax liability, net	(12,897,276)	(11,155,773)

7.
Financial assets and liabilities

7.1.
Trade and other receivables

	06-30-2021	12-31-2020
	ARS 000	ARS 000
Non-current:

Trade receivables - CAMMESA	30,615,668	36,617,637
Receivables from shareholders	394,184	227,737
Guarantee deposits	43	54
	31,009,895	36,845,428
Current:

Trade receivables - CAMMESA	19,319,411	17,573,958
Trade receivables - YPF SA and YPF Energía Eléctrica SA	386,393	331,670
Trade receivables - Large users	1,231,170	1,469,642
Receivables from associates and other related parties	51	60
Other receivables	4,203,940	4,121,679
	25,140,965	23,497,009
Allowance for doubtful accounts - Exhibit E	(11,528)	(17,379)
	25,129,437	23,479,630

FONINVEMEM I and II: During the six-month periods ended June 30, 2021 collections of these receivables amounted to 420,220. As mentioned in Note 1.2.a) to the issued consolidated financial statements for the year ended December 31, 2020, during January and February 2020 we collected the last installments from the total 120 installments that were established by TMB and TSM agreements, respectively.

CVO receivables: As described in note 1.2.a) to the issued consolidated financial statements as of December 31, 2020, in 2010 the Company approved a new agreement with the former Energy Secretariat (the “CVO agreement”) and as from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”. CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments.

During the six-month period ended June 30, 2021 and 2020, collections of CVO receivables amounted to 3,588,754 and 4,066,887, respectively.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2020.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

06-30-21	56,150,860	50,504,577	5,632,847	-	1,143	682	11,611
12-31-20	60,342,437	56,538,605	3,770,025	2,936	15,857	34	14,980

7.2.
Trade and other payables

	06-30-2021	12-31-2020
	ARS 000	ARS 000
Current:

Trade and other payables	3,510,511	3,005,857
Insurance payable	9,895	148,920
Payables to associates and other related parties	190,496	35,350
	3,710,902	3,190,127

Trade payables are non-interest bearing and are normally settled on 60-day terms.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2020.

For the terms and conditions of payables to related parties, refer to Note 10.

7.3.
Other loans and borrowings

	06-30-2021	12-31-2020
	ARS 000	ARS 000
Non-current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6 and 7.3.7)	32,206,943	33,782,002
Corporate bonds (Note 7.3.8)	3,357,096	3,693,304
Derivative financial liabilities not designated as hedging instrument - Interest rate swap	698,084	1,180,826
	36,262,123	38,656,132
Current

Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6 and 7.3.7)	11,892,398	22,152,364
Corporate bonds (Note 7.3.8)	1,124,670	1,411,878
Derivative financial liabilities not designated as hedging instrument - Stock options	123,634	362,156
Bank and investment accounts overdrafts	2,321,527	1,294,454
	15,462,229	25,220,852

7.3.1.
Other loans and borrowings

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

As of the date of these financial statements, the loans disbursements have been fully received by the Group.

In accordance with the terms of the agreement subscribed by CP La Castellana, USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25% and the loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue a fixed interest rate equal to 8.05%, and the rest accrue a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to these agreements, CP Achiras, CP La Castellana and the Company have undertaken some obligations, which are described in note 10.3.1 to the issued financial statements as at December 31, 2020. As of June 30, 2021, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at June 30, 2021 and as of December 31, 2020, there are trade receivables with specific assignment for the amounts of 3,828,267 and 3,499,031, respectively.

As of June 30, 2021, and as of December 31, 2020, the balance of these loans amounts to 11,564,197 and 13,377,449, respectively.

7.3.2.
Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo project described in Note 11.3.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15% and it is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain a debt ratio of (a) as at December 31, 2020 of no more than 4.00:1.00 and (b) as from that date, no more than 3.5:1.00. As at June 30, 2021, the Company has complied with that requirement.

During 2019 the disbursements for this loan were fully received for a total amount of USD 55.2 million.

As at June 30, 2021 and December 31, 2020, the balance of this loan amounts to 3,723,147 and 4,394,511, respectively.

7.3.3.
Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On September 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López, as well as to fund future capital expenses and other expenses.

Pursuant to the agreement, this loan accrues an adjustable interest rate based on LIBOR plus a margin.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain (i) a debt ratio of no more than 2.25:1.00; (ii) an interest coverage ratio of no more than 3.50:1.00 and (iii) and a minimum equity of USD 500 million. As at June 30, 2021, the Company has complied with such obligations.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

On June 14, 2019 the loan funds were fully disbursed.

As mentioned in Note 12, on September 15, 2020, BCRA issued Communication “A” 7106, which established certain access restrictions to the foreign exchange market for the repayment of the financial debt in which it allows payment of up to 40% of installments higher than USD 1 million becoming due between October 15, 2020 and March 31, 2021, establishing that a refinancing plan should be submitted for the outstanding amounts, which shall fulfill certain conditions established in the regulation, such as that repayment must have an average life higher than 2 years. This way, the loan installments becoming due between December 2020 and March 2021 were under the scope of the provisions of such regulation.

On December 22, 2020, the Company signed an amendment to the loan, modifying, among others, the amortization schedule so as to comply with the requirements established by Communication “A” 7106, partially postponing installments becoming due in December 2020 and March 2021, extending the final payment term to June 2023, including monthly amortizations as from January 2021 until January 2022, and keeping the amortizations in the initial schedule for June, September and December 2021, each of them equal to 20% of capital. In December 2020, 40% of the installment for such month was paid, complying with the regulations in force and the abovementioned amendment. Amongst others, the amendment involves a two basic points increase in the interest rates as from December 12, 2020.

Other changes derived from the amendment include: a limitation to make dividends payment during 2021, and a USD 25 million maximum allowed for 2022. Moreover, a collateral agreement was signed, which includes the pledge on turbines of Brigadier López Thermal Station, a mortgage on the land in which such power station is located and a LVFDV passive collection collateral assignment.

Moreover, as described in Note 12, in accordance with Communication “A” 7230 issued by BCRA, on June 15, 2021, the Company signed a new amendment, which changed the amortization schedule, rescheduling 60% of installments, whose original maturity date operated in June, September and December 2021, and extending the loan’s final term up to January 2024. The schedule in force, which includes this amendment and the one dated December 22, 2020, foresees monthly amortizations until January 2022, one amortization in June 2023 for the amount of USD 34.128 million and the last amortization in January 2024 for the amount of USD 55.1 million. Moreover, the financial commitments and obligations undertaken in the first amendment are kept.

This new amendment also implied a 125 basic-point increase in the applicable interest rate as from June 12, 2021 and the dividend payment restriction is maintained until 2021, as well as the USD 25 million limitation for 2022. During 2023, the highest dividend payment allowed is USD 20 million.

In June 2021, 40% of the installment becoming due in such month was paid; therefore, the mentioned amendment was fulfilled within the regulations in force.

As at June 30, 2021, and as of December 31, 2020, the balance of the loan amounts to 12,775,769 and 17,320,883, respectively.

7.3.4.
Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% and it is amortizable quarterly in 55 installments as from November 15, 2020.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

commercial operations date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to these agreements, the Company have undertaken some obligations, which are described in Note 10.3.4 to the issued financial statements as at December 31, 2020. As of June 30, 2021, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as at June 30, 2021, and as of December 31, 2020, there are trade receivables with specific assignment for the amounts of 192,462 and 97,703, respectively.

On November 22, 2019 the loan funds were fully disbursed. As at June 30, 2021 and December 31, 2020, the balance of the loan amounts to 6,795,060 and 7,685,405, respectively.

7.3.5.
Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year and it is amortizable quarterly in 25 installments as from May 24, 2020.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

Pursuant to these agreements, the Company have undertaken some obligations, which are described in note

10.3.5 to the issued financial statements as at December 31, 2020. As of June 30, 2021, the Group has met such obligations.

On May 24, 2019 the loan funds were fully disbursed. As at June 30, 2021 and December 31, 2021, the balance of this loan amounts to 958,968 and 1,145,431, respectively.

7.3.6.
Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% and it is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares and promissory notes have been signed, while guarantee agreements on wind turbines and direct agreements are in process of being issued, under the terms defined by the loan agreement.

Pursuant to these agreements, the Company have undertaken some obligations, which are described in Note 10.3.6 to the issued financial statements as at December 31, 2020. As of June 30, 2021, the Group has met such obligations.

On July 23, 2019, the loan funds were fully disbursed. As of June 30, 2021 and December 31, 2020, the balance of this loan amounts to 2,806,899 and 3,397,782, respectively.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

7.3.7.
Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of Thermal Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous holder of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrues an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it is monthly amortizable. As of June 30, 2021, 14 installments are to be amortized and the financial debt balance amounts to 5,475,301. As of December 31, 2020, the balance of this loan amounted to 8,612,905.

Under the subscribed trust guarantee agreement, as at June 30, 2021, and December 31, 2020, there are trade receivables with specific assignment for the amounts of 138,267 and 494,664, respectively.

7.3.8.
CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bonds

On August 26, 2020, under Resolution No. RESFC-2020 - 20767 - APN.DIR#CNVM, the public offering of the Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) for the amount of up to USD 80,000,000 was authorized. By virtue of such program, the Co-Issuers may issue corporate bonds, of different class and/or series, that may qualify as social, green and sustainable marketable securities under the criteria established by CNV in that regard.

Within the framework of the mentioned program, on September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35.160.000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1,109,925 at a variable interest rate equivalent to BADLAR, plus an applicable margin of 0.97% expiring on September 2, 2021.

On June 24, 2020, the Board of Directors of CPSA decided to guarantee unconditionally the co-emission of corporate bonds of its subsidiaries CP Manque S.A.U. and CP Los Olivos S.A.U. (the “Guarantee”). The Guarantee is an obligation with a common guarantee, not subordinated and unconditional. And, it shall have, at all times, the same priority rank regarding the non-guaranteed and unsubordinated obligations, present and future, of the Company. The Guarantee was instrumented through the signature of the Company in its capacity as co-signer of the permanent global certificates deposited in Caja de Valores S.A., in which the Corporate Bonds Class I and Corporate Bonds Class II of CP Manque S.AU. and CP Los Olivos S.AU. are represented.

7.3.9.
CPSA Program of Corporate Bonds

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

7.4.
Quantitative and qualitative information on fair values Valuation techniques
The fair value reported in connection with the financial assets is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value of quoted debt securities, mutual funds and stocks and corporate bonds is based on price quotations at the end of each reporting period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

The fair value of the foreign currency forward contracts is calculated based on appropriate valuation techniques that use market observable data.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of June 30, 2021 and December 31, 2020:

06-30-2021	Measurement date	Fair value measurement using:
		Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	06.30.2021	1,109,278	1,109,278	-	-
Public debt securities	06.30.2021	9,930,609	9,930,609	-	-
Total financial assets measured at fair value		11,039,887	11,039,887	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	06.30.2021	698,084	-	698,084	-
Stock options	06.30.2021	123,634	123,634	-	-
Total financial liabilities measured at fair value		821,718	123,634	698,084	-

12-31-2020	Measurement date	Fair value measurement using:
		Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000

Assets measured at fair value

Financial assets at fair value through profit or loss
Mutual funds	12.31.2020	989,174	989,174	-	-
Public debt securities	12.31.2020	15,222,824	15,222,824	-	-
Stocks and corporate bonds	12.31.2020	1,429,049	1,429,049	-	-
Total financial assets measured at fair value		17,641,047	17,641,047	-	-

Liabilities measured at fair value

Derivative financial liabilities not designated as hedging instruments
Interest rate swap	12.31.2020	1,180,826	-	1,180,826	-
Stock options	12.31.2020	362,156	362,156	-	-
Total financial liabilities measured at fair value		1,542,982	362,156	1,180,826	-

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2020.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

8.
Non-financial assets and liabilities

8.1.
Other non-financial assets

	06-30-2021	12-31-2020
	ARS 000	ARS 000

Non-current:

Tax credits	139,795	358,832
Income tax credits	193,282	242,229
Prepayments to vendors	4,511	5,654
	337,588	606,715

Current:

Upfront payments of inventories purchases	577,837	148,341
Prepayment insurance	367,245	146,193
Tax credits	638,936	803,859
Other	21,882	29,979
	1,605,900	1,128,372

8.2.
Other non-financial liabilities

	06-30-2021	12-31-2020
	ARS 000	ARS 000

Non-current:

VAT payable	5,313,362	6,363,278
Tax on bank account transactions payable	204,614	221,642
	5,517,976	6,584,920

Current:

VAT payable	2,645,187	2,351,534
Turnover tax payable	30,747	67,481
Income tax withholdings payable	54,499	49,860
Concession fees and royalties	33,395	78,852
Tax on bank account transactions payable	188,517	270,678
Others	17,170	2,894
	2,969,515	2,821,299

8.3.
Compensation and employee benefits liabilities

	06-30-2021	12-31-2020
	ARS 000	ARS 000

Non-current:

Employee long-term benefits	409,425	394,285

Current:

Vacation and statutory bonus	499,852	517,968
Contributions payable	157,810	161,720
Bonus accrual	279,579	557,779
Other	38,921	39,487
	976,162	1,276,954

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

9.
Equity reserves

On April 30, 2020, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 751,468 and to allocate the remaining unappropriated earnings as of December 31, 2019 to increase the voluntary reserve by 15,524,668.

On April 30, 2021, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 431,863 and to allocate the remaining unappropriated earnings as of December 31, 2020 to increase the voluntary reserve by 8,205,393.

10.
Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties during the corresponding period/year:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000

Associates:

Termoeléctrica José de San Martín S.A.	06-30-2021	263	-	51	-
	06-30-2020	380	-	77	-
	12-31-2020	708	-	60	-

Distribuidora de Gas Cuyana S.A.	06-30-2021	-	141,061	-	51,346
	06-30-2020	-	247,178	-	31,910
	12-31-2020	-	464,862	-	34,663

Energía Sudamericana S.A.	06-30-2021	-	-	-	548
	06-30-2020	-	-	-	823
	12-31-2020	-	-	-	687

Related companies:

RMPE Asociados S.A.	06-30-2021	118	386,349	-	138,602
	06-30-2020	171	423,639	-	-
	12-31-2020	318	682,282	-	-

Coyserv S.A.	06-30-2021	-	-	-	-
	06-30-2020	-	3,708	-	-
	12-31-2020	-	3,708	-	-
Total	06-30-2021	381	527,410	51	190,496
	06-30-2020	551	674,525	77	32,733
	12-31-2020	1,026	1,150,852	60	35,350

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Balances and transactions with shareholders

As at June 30, 2021 and 2020, there is a balance of 394,184 and 227,737 shareholders, respectively, corresponding to the personal property tax entered by the Company under the substitute decision maker scheme.

On June 24, 2020, the Board of Directors of the Company authorized the purchase of 30% of the capital stock of the subsidiary CP Renovables S.A. to its minority shareholder, representing 993,993,952 shares, at a value of US Dollars 0.034418 per share, which was completely paid through the transfer of financial assets. Based on the Audit Committee’s report, the Board of the Company determined that such transaction is an arm´s length transaction.

This transaction was accounted for as a transaction with non-controlling interest in accordance with IFRS 10. Consequently, the difference of 2,464,063 between the book value of the non-controlling interest at the transaction date and the fair value of the consideration paid was directly recognized in equity and attributed to holders of the parent.

This way, CPSA’s interest in the subsidiary CP Renovables S.A. amounts to 100% of the capital stock as at June 30, 2021.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the six-month periods ended June 30, 2021 and 2020, the Company has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

11.
Contracts and agreements

11.1.
Acquisition of two Siemens gas turbines

On May 27th, 2016, the Company acquired from Siemens two gas turbines for electric power generation composed by a turbine and a generator with 298 MW output power, and the proper ancillary equipment and maintenance and assistance services.

As of June 30, 2021, these assets were classified under the item “Property, plant and equipment available for sale” since the conditions described in Note 2.3.19 to the issued financial statements as at December 31, 2020 were fulfilled as of that date.

11.2.
Renewable Energy generation farms

In 2017 the Group entered into a power purchase agreement with CAMMESA for La Castellana and Achiras wind farms for a 20-year term as from the launch of the commercial operations. Likewise, during 2018 the Group entered into a power purchase agreement with CAMMESA for La Genoveva wind farm for a 20-year term as from the launch of the commercial operations.

Regarding wind farm La Castellana II, the Group entered into supply agreements with Rayen Cura S.A.I.C. for a 7-year term and approximately 35,000 MWh/year volume, with Metrive S.A. for a 15-year term and 12,000 MWh/year volume, with N. Ferraris for a 10-year term and 6,500 MWh/year volume and with Banco de Galicia y Buenos Aires S.A. for a 10-year term to supply energy demand for approximately 4,700 MWh/year.

Regarding wind farm La Genoveva II, the Group entered into supply agreements with Aguas y Saneamiento S.A. (AYSA) for a 10-year term from the beginning of operations date of the wind farm and approximately 87.6 GWh/year volume, with PBB Polisur S.R.L. (Dow Chemical) for a term of 6 years and an estimated volume of 80 GWh/year, with Farm Frites for a 5-year term and 9.5 GWh/year volume and with BBVA for a 5-year term and 6 GWh/year volume.

Regarding wind farm Manque, the Group entered into a power purchase agreement with Cervecería y Maltería Quilmes SAICAyG (“Quilmes”) for the wind farm Manque for a 20-year term as from the launch of the commercial operations and for an estimated volume of 235 GWh per year.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Regarding the wind farm Los Olivos, the Group entered into power purchase agreements with S.A. San Miguel A.G.I.C.I. y F., Minera Alumbrera Limited and SCANIA Argentina S.A.U. for a 10-year term as from the launch of commercial operations, to supply them 8.7 GWh/year, 27.4 GWh/year and 20.2 GWh/year, respectively.

11.3.
Awarding of co-generation projects

On September 25, 2017, the Company was awarded through Resolution SEE 820/2017 with two co-generation projects called “Terminal 6 San Lorenzo” with a capacity of 330 MW and Luján de Cuyo (within our Luján de Cuyo plant) with a capacity of 93 MW.

On January 4, 2018, the Company entered into power purchase agreements with CAMMESA for each of the mentioned projects for a 15-year term as from the launch of commercial operations. The Group has posted a guarantee for the fulfillment of the “Terminal 6 San Lorenzo” cogeneration project.

On December 15, 2017, we executed a new steam supply contract with YPF for a 15-year term that began when the new co-generation unit at our Luján de Cuyo plant started operations.

Also, on December 27, 2017, we entered into a steam supply agreement with T6 Industrial S.A. for the new co-generation unit at our Terminal 6 San Lorenzo plant for a 15 year-term.

On October 5, 2019, the commercial operation of the new cogeneration unit Luján de Cuyo started. On November 21, 2020, the open cycle commercial operation of cogeneration unit Terminal 6 San Lorenzo started with an authorized power of 269.5 MW.

12.
Measures in the Argentine economy

Foreign exchange market

As from December 2019, the BCRA issued a series of communications whereby it extended indefinitely the regulations on Foreign Market and Foreign Exchange Market issued by BCRA that included regulations on exports, imports and previous authorization from BCRA to access the foreign exchange market to transfer profits and dividends abroad, as well as other restrictions on the operation in the foreign exchange market.

Particularly, as from September 16, 2020, Communication “A” 7106 established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The affected legal entities were to submit before the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market was to be accessed in the original terms did not exceed 40% of the capital amount due for that period and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. On February 25, 2021, through Communication “A” 7230, BCRA broadened the regulation scope to all those debt installments higher than USD 2 million becoming due between April 1 and December 31, 2021. The effects of these regulations for the Company are described in Note 7.3.3.

On July 10, 2021, new measures issued by BCRA and CNV were released. These measures established additional restrictions to the operations in the foreign exchange market, which include the following:

–
The 90-day term established by Communication A “7030”, whereby to access the foreign exchange market an affidavit on the non-performance of “liquidation cash” operations in the preceding and following 90 days must be submitted, will apply not only to operations expressed as securities sale with foreign currency liquidation or as securities transferences to entities depositing abroad, but also to the securities in exchange of other foreign assets as from July 12, 2021.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

–
The 90-day term will apply not only to the operations performed by the company accessing the foreign exchange market, but also in the case in which the company delivers Argentine Ps. or liquidated local assets to a direct controlling shareholder as from July 12, 201, except in those directly associated to usual operations of goods and/or services acquisition.

Income Tax

On June 16, 2021, the Argentine Executive Power passed Law No. 27630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The scale consists of three segments: 25% up to an accumulated taxable net income of 5 million Ps.; 30% for the excess of such amount up to 50 million Ps.; and 35% for the excess of such amount. The estimated amounts in this scale will be annually adjusted as from January 1, 2022, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year.

13.
Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

Within the framework of the amendments to the loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC described in Note 7.3.3, there is a restriction for the payment of dividends during 2021 and a limitation of up to USD 25 million and USD 20 million during 2022 and 2023, respectively, until 80% of the loan’s principal and interest are paid.

14.
COVID-19

On March 11, 2020, the World Health Organization characterized the COVID-19 as a pandemic. Hence, several measures have been undertaken by the Argentine government and other governments around the globe; however, the virus continues to spread globally and, as of the date of these financial statements, it has affected more than 150 countries and territories around the world, including Argentina. To date, the outbreak of the novel coronavirus has caused significant social and market disruption. Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development may have a material and adverse effect on the Group’s business operations. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

Additionally, how the disease will evolve in Argentina cannot be predicted, nor what additional restrictions the Argentine government may impose can be anticipated.

In this regard, on March 20, 2020 the Argentine Government issued Decree No. 297/2020 establishing a preventive and mandatory social isolation policy (“the Quarantine” or “ASPO” -for its acronym in Spanish-, indistinctly) as a public health measure to contain the effects of the COVID-19 outbreak. Such decree established that persons must refrain from going to their workplaces, and may not travel along routes, roads or public spaces. As from the adoption of the Quarantine, the government has extended it in many opportunities and it has ordered the preventive and mandatory social distancing (“DISPO” -for its acronym in Spanish-) in some jurisdictions. As of the date of these financial statements, DISPO is in force in all the jurisdictions of the country. In addition to DISPO, the Argentine Executive Power ordered the “General Prevention Measures”. The last one of these measures was issued through Decree No. 494/2021 published in the Official Gazette on August 7, 2021 and it is in force until October 1, 2021.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

Moreover, as an additional measure to control the virus in Argentina, several restrictions were imposed on the entering of people to the country and on international flights. As of the issuance date of these financial statements, these restrictions are in force until October 1, 2021.

Pursuant to Decree 297/2020, minimum shifts ensuring the operation and maintenance of electric energy generators were exempted from the Quarantine. Furthermore, on April 7, 2020, pursuant to Administrative Decision 468/2020 issued by the Presidency of the Cabinet of Ministers, the construction of private sector energy infrastructure was included within the activities exempted from the ASPO.

Some of the main identified impacts that this crisis has and may have in the future for the Company are the following:

Operations - Power generation

–
Reduction in the electric energy dispatched. Due to the Quarantine, most of the businesses in Argentina, especially in the industrial sector have experienced difficulties in their normal operations. At the beginning of Quarantine the total electric energy demand had significantly declined, and even as of this date the demand has returned to values similar to the ones previous to the pandemic, this situation significantly impacted on the Group’s generation of thermal power in such period and it continuous affecting it to date -but to a lower extent-, in particular our units with higher heat rate (less efficient).

–
Increased delays in payments and/or risk of uncollectability from the Group’s private clients. Despite the fact that CAMMESA is paying its obligations, the reduced economic activity due to the Quarantine also affected the cash flow of CAMMESA and the cash flow of our private clients. Even if as of this date the situation has considerably improved, there still exists the risk of delay in the payment of private clients and, therefore, the risk of uncollectability of private clients.

–
Personnel safeguard. Multiple measures to protect the health of all the Group´s operations and maintenance personnel have been taken. Some of those measures include: a) the isolation of the teams that operate the Group’s different units preventing contact between different teams, b) the avoidance of contact between personnel of different shifts, c) the use of extra protection, and additional sanitary measures, d) using virtual meetings, e) identify key personnel in order to have the necessary back up teams should a contingency arise, f) drafting and publication of health and safety plans and/or protocols both for the plants in operation and works in development. These measures have been effective to protect the Group’s personnel, and at the date of these financial statements, a low contagion level has been registered within the Group’s personnel.

–
Lack of necessary supplies/equipment, or delays in supplies. The Quarantine may also affect the provision of essential supplies. Although the provision of the necessary supplies is also considered an essential activity under the enacted emergency framework and usually a stock of spare parts is kept as backup, the Company cannot assure that the provision of the necessary supplies will not be affected. Furthermore, the measures taken by foreign countries in which some of the Group’s supplies and spare parts are produced, may also affect the Group’s stock of spare parts. Any delay in the provision of essential equipment or supplies may affect the Group’s operations.

Projects under construction/development

COVID-19 outbreak has had an impact on the projects that were and are under construction. Therefore, there have been delays in the completion dates originally set.

Since the issuance of Administrative Decision 468/2020 abovementioned, the project construction activities were resumed. This required the implementation of health safety measures according to the requests established and recommended by health authorities. Regard being had to the foregoing, a procedure and a protocol were drafted, which have to be complied with by the personnel, contractors and subcontractors.

Regarding the construction of the Terminal 6-San Lorenzo thermal plant described in Note 11.3, once the aforementioned Administrative Decision 468/2020 was issued, construction was resumed on April 27, 2020. Additionally, as mentioned above, travel restrictions and national borders lockdown imposed by the

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

government, among others, may delay the arrival of necessary personnel for the project, some of which were expected to arrive from countries affected by the outbreak. The Company notified CAMMESA and the Energy Secretariat on the situation and requested: (i) the suspension of agreement terms as from March 20, 2020 and until the situation is normalized, and (ii) the non-application of sanctions for the case in which the Company cannot comply with the committed dates on the Wholesale Demand Agreement entered into with CAMMESA mentioned in Note 11.3, so as to avoid possible sanctions stemming from a delay in the completion of the project due to unforeseen and inevitable reasons. In this sense, on June 10, 2020, the Secretariat of Energy ordered CAMMESSA to temporarily suspend the calculation of the terms set forth for those projects that had not obtained the commercial authorization, among which the cogeneration station Terminal 6 - San Lorenzo is included, for a maximum postponement term of six months from March 12 to September 12, 2020. Therefore, the committed commercial authorization of the thermal plant was extended until March 5, 2021. On July 15, 2020, the Company communicated the Secretariat of Energy, with copy to CAMMESA, that the temporary suspension of the terms is not sufficient to comply with the new terms under the Wholesale Demand Agreement since the numerous measures adopted due to COVID-19 generated a strong slowdown in all the activities related to the work of the cogeneration unit Terminal 6 - San Lorenzo. Dated September 10, 2020, the Undersecretariat of Electrical Energy granted a new suspension of the terms for the commercial authorization of the projects between September 12, 2020 and November 25, 2020, being subject to certain requirements to be fulfilled before CAMMESA. Then, CAMMESA granted a new extension for 45 days. This way, as of the date of these financial statements, the calculation of periods has been suspended for a total of 294 days counted as from the originally committed date for the commercial authorization (September 1, 2020). The Company has requested CAMMESA and the Secretariat of Energy the extension of the commercial authorization of Terminal 6 -San Lorenzo project for additional 90 days, being in negotiations as of the date of these financial statements. On November 21, 2020, open cycle commercial operation began while as of the date of these financial statements the works necessary for finishing the project are still being executed.

The effects of the COVID-19 crisis pose challenges to the beginning of works for closing of the combined cycle at the Brigadier López plant, delaying the start of construction of such project, not only because of the restrictions to the construction mentioned above, but also due to lower energy demand and difficulties to obtain the necessary financing for projects in the current market situation.

In addition, the COVID-19 crisis may reduce the possibility of new projects that would enable the use of the gas turbines included under "Gas turbines" item within property, plant and equipment and under "Property, plant and equipment available for sale" item.

Access to Capital Markets

Due to the outbreak of COVID-19, access to the capital and financial markets in Argentina and/or in foreign markets may also be substantially reduced. Although cash flow and liquidity of the Group is deemed sufficient to meet the working capital, debt service obligations and capital expenditure requirements, any further deterioration of the current economic situation may result in a deterioration of the Company´s finances, in a context of lack of access or substantial reduction of credit availability in the financial markets.

Natural gas distribution operating segment

The Covid-19 pandemic crisis may affect the natural gas distribution associate’s income (ECOGAS Group). Although such economic activity was exempt from the Quarantine, the economic downturn as a consequence of this measure is expected to reduce the volumes distributed to the clients. Moreover, some measures adopted by the Argentine government to mitigate the effects of the Covid-19 outbreak in the economy are also expected to affect ECOGAS Group financial performance. For example, the government has ruled a 180-day period, starting on March 1, 2020, where the suspension of the natural gas service is not permitted, upon certain circumstances and limited to certain users; that period was subsequently extended until March 31, 2021.

The Group will continue taking all the available measures to mitigate the effects that the Covid-19 pandemic crisis has or may have on the operations, the projects undergoing and the Group´s financial position.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

EXHIBIT A

	06-30-2021
	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	12,291,620	7,517	141	-	12,299,278
Electric power facilities	87,636,492	-	1,301,766	(203,676)	88,734,582
Wind turbines	29,075,908	-	9,297	-	29,085,205
Gas turbines	3,199,513	1,202	-	-	3,200,715
Construction in progress	25,948,402	3,376,517	(1,317,401)	-	28,007,518
Other	4,992,835	42,230	6,197	(96,007)	4,945,255
Total 06-30-2021	163,144,770	3,427,466	-	(299,683)	166,272,553

	06-30-2021					12-31-2020
	Depreciation and impairment
	At the beginning	Charges	Disposals and impairment	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	1,782,610	200,022	-	1,982,632	10,316,646	10,509,010
Electric power facilities	48,764,821	2,093,100	(155,586)	50,702,335	38,032,247	38,871,671
Wind turbines	1,901,843	731,509	-	2,633,352	26,451,853	27,174,065
Gas turbines	-	-	-	-	3,200,715	3,199,513
Impairment of gas turbines (1)	1,864,569	-	-	1,864,569	(1,864,569)	(1,864,569)
Impairment of electric power facilities, lands and buildings, construction in progress and others (1)	5,852,202	(119,031)	3,104,795	8,837,966	(8,837,966)	(5,852,202)
Construction in progress	-	-	-	-	28,007,518	25,948,402
Other	3,738,500	128,302	(96,007)	3,770,795	1,174,460	1,254,335
Total 06-30-2021	63,904,545	3,033,902	2,853,202	69,791,649	96,480,904
						99,240,225

(1) See Note 2.4 and 2.3.8. to the issued financial statements as at December 31, 2020.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT B

CENTRAL PUERTO S.A.

INTANGIBLE ASSETS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

	06-30-2021							12-31-2020
	Cost	Amortization and impairment
	At the beginning and at the end	At the beginning	%	Charges	Impairment	At the end	Net book value	Net book value
	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Concession right	20,747,174	18,152,099	3.3	432,513	-	18,584,612	2,162,562	2,595,075
Transmission lines and electrical substations for wind farms	1,690,816	216,321	5.0	42,358	-	258,679	1,432,137	1,474,495
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	10,398,062	3,938,130	30.8 (2)	1,309,073	-	5,247,203	5,150,859	6,459,932
BL contracts impairment (1)	-	2,077,502	-	(399,945)	793,655	2,471,212	(2,471,212)	(2,077,502)
Total 06-30-2021	32,836,052	24,384,052		1,383,999	793,655	26,561,706	6,274,346
								8,452,000

(1)
See Note 2.4 and 2.3.8. to the issued financial statements as at December 31, 2020.
(2)
Related to turbogas supply agreement.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

	06-30-2021					12-31-2020
Item	At beginning	Increases	Decreases	Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

ASSETS

Non-current

Inventories	208,763	-	(42,184) (1)	-	166,579	208,763

Trade and other receivables
Allowance for doubtful accounts - Trade receivables	17,379	3,569	(3,567) (1)	(5,853)	11,528	17,379
Total 06-30-2021	226,142	3,569	(45,751)	(5,853)	178,107
Total 12-31-2020	232,368	68,303	(63,113) (1)	(11,416)		226,142

LIABILITIES

Current

Provisions

Provision for lawsuits and claims	43,682	7,848	(8,860) (1)	(14,547)	28,123	43,682
Total 06-30-2021	43,682	7,848	(8,860)	(14,547)	28,123
Total 12-31-2020	46,846	12,873	(13,657) (1)	(2,380)		43,682

(1)
Income (loss) for exposure to change in purchasing power of currency for the period.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE SIX-MONTH AND TRHEE-MONTH PERIODS ENDED AS OF JUNE 30, 2021 AND 2020

	6 months		3 months
	01-01-2021 to 06-30-2021	01-01-2020 to 06-30-2020	04-01-2021 to 06-30-2021	04-01-2020 to 06-30-2020
	ARS 000	ARS 000	ARS 000	ARS 000

Inventories at beginning of each period	1,832,677	1,367,946	2,061,207	1,384,155

Purchases and operating expenses for each period:

 Purchases	2,431,065	2,053,180	938,761	1,007,942
 Operating expenses (Exhibit H)	10,052,536	8,462,654	5,557,057	4,239,486
 Transfer to property, plant and equipment	(869,449)	-	(869,449)	-
	11,614,152	10,515,834	5,626,369	5,247,428

Inventories at the end of each period	(965,660)	(1,561,934)	(965,660)	(1,561,934)
Total sales costs	12,481,169	10,321,846	6,721,916	5,069,649

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

	06-30-2021				12-31-2020
Account	Currency and amount (in thousands)		Effective exchange rate (1)	Book value	Currency and amount (in thousands)		Book value
				ARS 000			ARS 000

NON-CURRENT ASSETS

Trade and other receivables	USD	319,810	95.73 (2)	30,615,427	USD	404,860	36,617,334
				30,615,427			36,617,334

CURRENT ASSETS

Cash and cash equivalents	USD	2,743	95.52	262,012	USD	29,834	317,313
	EUR	2	113.10	226	EUR	1	258
Other financial assets	USD	68,562	95.52	6,549,041	USD	97,220	3,438,152
	EUR	-	113.10	-	EUR	2,211	285,609
Trade and other receivables	USD	68,825	95.73 (2)	6,588,581	USD	79,002	7,069,438
	USD	31,095	95.52	2,970,196	USD	8,837	1,716,287
				16,370,056			12,827,057
				46,985,483			49,444,391

NON-CURRENT LIABILITIES

Other loans and borrowings	USD	409,645	95.72	39,211,219	USD	532,441	39,720,413
				39,211,219			39,720,413

CURRENT LIABILITIES

Other loans and borrowings	USD	138,807	95.72	13,286,606	USD	110,804	22,739,172
Trade and other payables	USD	16,543	95.72	1,583,496	USD	22,537	2,023,997
	EUR	185	113.57	21,011	EUR	291	15,699
				14,891,113			24,778,868
				54,102,332			64,499,281

USD: US dollar.

EUR: Euro.

(1)
At the exchange rate prevailing as of June 30, 2021 as per the Argentine National Bank.
(2)
At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of June 30, 2021 as per the Argentine Central Bank.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H

1 of 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b) FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

	6 months
	01-01-2021 to 06-30-2021			01-01-2020 to 06-30-2020
Accounts	Operating expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	1,847,758	637,110	2,484,868	1,864,313	636,163	2,500,476
Other long-term employee benefits	97,453	20,432	117,885	72,544	12,764	85,308
Depreciation of property, plant and equipment	3,033,902	-	3,033,902	2,191,099	16,882	2,207,981
Amortization of intangible assets	1,383,999	-	1,383,999	1,461,517	1,047	1,462,564
Purchase of energy and power	83,519	-	83,519	105,410	-	105,410
Fees and compensation for services	605,414	560,032	1,165,446	690,249	514,850	1,205,099
Maintenance expenses	1,803,059	39,848	1,842,907	987,195	133,665	1,120,860
Consumption of materials and spare parts	421,832	-	421,832	300,649	-	300,649
Insurance	548,201	11,955	560,156	464,758	15,307	480,065
Levies and royalties	183,193	-	183,193	279,246	-	279,246
Taxes and assessments	35,999	135,060	171,059	30,108	204,155	234,263
Tax on bank account transactions	3,761	179,436	183,197	4,213	260,914	265,127
Others	4,446	47,463	51,909	11,353	28,316	39,669
Total	10,052,536	1,631,336	11,683,872	8,462,654	1,824,063	10,286,717

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT H

2 OF 2

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b) FOR THE THREE-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

	3 months
	04-01-2021 to 06-30-2021			04-01-2020 to 06-30-2020
Accounts	Operating expenses	Administrative and selling expenses	Total	Operating expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Compensation to employees	944,414	313,089	1,257,503	883,080	315,848	1,198,928
Other long-term employee benefits	37,264	18,742	56,006	35,280	6,334	41,614
Depreciation of property, plant and equipment	1,544,544	-	1,544,544	1,088,449	12,512	1,100,961
Amortization of intangible assets	750,571	-	750,571	730,841	786	731,627
Purchase of energy and power	50,787	-	50,787	69,266	-	69,266
Fees and compensation for services	346,212	250,305	596,517	334,314	216,778	551,092
Maintenance expenses	1,167,999	4,605	1,172,604	543,865	44,751	588,616
Consumption of materials and spare parts	320,199	-	320,199	193,423	-	193,423
Insurance	271,191	4,838	276,029	225,476	7,268	232,744
Levies and royalties	101,939	-	101,939	110,567	-	110,567
Taxes and assessments	17,692	30,675	48,367	17,863	102,094	119,957
Tax on bank account transactions	1,634	98,061	99,695	2,571	110,097	112,668
Others	2,611	30,302	32,913	4,491	16,327	20,818
Total	5,557,057	750,617	6,307,674	4,239,486	832,795	5,072,281

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF INCOME AND COMPREHENSIVE INCOME
for the six-month period ended June 30, 2021

	6 months		3 months
	Unaudited		Unaudited
	01-01-2021 to 06-30-2021	01-01-2020 to 06-30-2020	04-01-2021 to 06-30-2021	04-01-2020 to 06-30-2020
	ARS 000	ARS 000	ARS 000	ARS 000

Revenues	18,360,900	18,901,152	9,601,477	8,437,835
Cost of sales	(10,786,454)	(9,003,963)	(5,858,456)	(4,358,779)
Gross income	7,574,446	9,897,189	3,743,021	4,079,056

Administrative and selling expenses	(1,418,473)	(1,588,141)	(651,750)	(719,323)
Other operating income	5,808,752	10,513,238	2,025,810	5,246,137
Other operating expenses	(565,858)	(448,322)	(563,372)	(259,209)
Impairment of property, plant and equipment and intangible assets	(3,898,450)	(1,880,099)	(3,898,450)	(654,366)
Operating income	7,500,417	16,493,865	655,259	7,692,295

Loss on net monetary position	(3,925,995)	(2,610,581)	(1,641,612)	(1,143,855)
Finance income	744,909	2,267,764	685,304	1,643,709
Finance expenses	(5,183,841)	(7,608,489)	(1,807,264)	(4,000,524)
Share of the profit of associates and subsidiaries	(467,618)	(1,055,618)	(350,136)	(540,342)
(Loss) income before income tax	(1,332,128)	7,486,941	(2,458,449)	3,651,283

Income tax for the period	(2,402,792)	(2,714,718)	(1,979,706)	(355,172)
Net (loss) income for the period	(3,734,920)	4,772,223	(4,438,155)	3,296,111
Total comprehensive (loss) income for the period	(3,734,920)	4,772,223	(4,438,155)	3,296,111

– Basic and diluted earnings per share (ARS)	(2.48)	3.17	(2.95)	2.19

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION
as at June 30, 2021

		06-30-2021	12-31-2020
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment		61,359,565	63,179,093
Intangible assets		4,842,214	6,977,514
Investment in associates		5,030,003	5,845,134
Investment in subsidiaries	Exhibit C	19,419,802	12,138,903
Trade and other receivables		31,009,895	36,845,426
Other non-financial assets		197,747	247,823
Other financial assets		1,426,050	566,678
Inventories		529,114	824,786
		123,814,390	126,625,357
Current assets
Inventories		411,496	985,265
Other non-financial assets		979,643	289,458
Trade and other receivables		18,739,252	17,003,844
Other financial assets		2,232,599	14,900,855
Cash and cash equivalents		47,017	24,549
		22,410,007	33,203,971
Property, plant and equipment available for sale		2,956,967	2,956,967
Total assets		149,181,364	162,786,295

Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		32,491,347	32,491,347
Legal reserve		5,241,866	4,810,003
Voluntary reserve		68,962,421	60,757,028
Other equity accounts		(2,464,063)	(2,464,063)
Retained earnings		(3,728,022)	8,644,154
Total equity		102,017,571	105,752,491

Non-current liabilities
Other non-financial liabilities		5,517,976	6,584,920
Other loans and borrowings		12,628,167	10,991,933
Compensation and employee benefits liabilities		409,425	394,285
Deferred income tax liabilities		9,208,325	8,813,614
		27,763,893	26,784,752
Current liabilities
Trade and other payables		3,448,767	2,894,832
Other non-financial liabilities		2,746,093	2,558,575
Other loans and borrowings		11,667,407	20,604,315
Compensation and employee benefits liabilities		859,047	1,127,321
Income tax payable		650,464	3,020,328
Provisions		28,122	43,681
		19,399,900	30,249,052
Total liabilities		47,163,793	57,033,804
Total equity and liabilities		149,181,364	162,786,295

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF CASH FLOWS
for the six-month period ended June 30, 2021

	06-30-2021	06-30-2020
	Unaudited
	ARS 000	ARS 000
Operating activities
(Loss) Income for the period before income tax	(1,332,128)	7,486,941

Adjustments to reconcile (loss) income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	2,055,317	1,513,742
Amortization of intangible assets	1,341,641	1,420,753
Impairment of property, plant and equipment and intangible assets	3,898,450	1,880,099
Interest earned from customers	(1,585,936)	(2,176,913)
Trade and tax interests lost	515,446	443,502
Finance income	(744,909)	(2,267,764)
Finance expenses	5,183,841	7,608,489
Share of the profit of associates and subsidiaries	467,618	1,055,618
Movements in provisions and long-term employee benefit plan expense	107,951	79,472
Foreign exchange difference for trade receivables	(4,221,632)	(8,335,474)
Loss on net monetary position	(2,248,511)	(3,464,933)

Working capital adjustments:
Decrease in trade and other receivables	6,197,098	14,648,392
(Increase) Decrease in other non-financial assets and inventories	(718,256)	456,698
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(4,044,245)	(8,619,572)
	4,871,745	11,729,050
Trade and tax interests paid	(515,446)	-
Interest received	1,579,694	1,926,227
Income tax paid	(3,600,452)	(3,300,043)
Net cash flows provided by operating activities	2,335,541	10,355,234

Investing activities
Purchase of property, plant and equipment	(2,281,778)	(3,395,300)
Loans collected (granted) to subsidiaries, net	607,841	(1,579,943)
Interests collected from granted loans	61,585	-
Dividends received	119,668	280,981
Sale (Acquisition) of other financial assets, net	2,600,017	(860,048)
Capital contributions to subsidiaries	(50,000)	(2,557,736)
Net cash flows provided by (used in) investing activities	1,057,333	(8,112,046)

Financing activities
Bank and investment accounts overdrafts obtained (paid), net	1,045,593	(2,445,635)
Long-term loans paid	(3,355,144)	(259,299)
Interest and other financial costs paid	(1,054,696)	(1,331,437)
Net cash flows used in financing activities	(3,364,247)	(4,036,371)

Increase (Decrease) in cash and cash equivalents	28,627	(1,793,183)
Exchange difference and other financial results	10,401	134,097
Monetary results effect on cash and cash equivalents	(16,560)	(83,786)
Cash and cash equivalents as of January 1	24,549	1,757,221
Cash and cash equivalents as of June 30	47,017	14,349

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

CENTRAL PUERTO S.A.

1.
Basis of presentation of the separate financial statements

1.1.
Summary of the applied accounting policies

The Company presents its separate financial statements according to CNV Regulations, which approved General Regulation No. 622. This regulation establishes that entities issuing shares and/or corporate bonds, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (as amended) of FACPCE, which states the adoption of IFRS as issued by IASB, while other entities will have the option to use IFRS or IFRS for SME in lieu of NCPA (Argentine Professional Accounting Standards).

1.2.
Basis for presentation

These separate condensed financial statements for the six-month period ended June 30, 2021 were prepared by applying the financial information framework established by CNV as mentioned in note 1.1.

When preparing these separate interim condensed financial statements, the Company applied the presentation bases, accounting policies, and relevant accounting judgments, estimate and assumptions described in the attached condensed consolidated financial statements for the six-month period ended June 30, 2021.

These separate interim condensed financial statements are presented in Argentine pesos, and all values have rounded to the nearest thousand (ARS 000), unless otherwise stated.

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).
In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation.

EXHIBIT C

CENTRAL PUERTO S.A.

INVESTMENT IN SUBSIDIARIES

AS OF JUNE 30, 2021 AND DECEMBER 31, 2020

	06-30-2021								12-31-2020
Name and characteristics of securities and issuers	Class	Face value	Number	Cost value	Listed price	Value obtained by the equity method	Share of profit of subsidiaries	Book value	Book value

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Unlisted	121,169	40,340	121,169	206,261
CP Renovables S.A.	1 vote	1	6,973,083,473	6,413,574	Unlisted	8,579,954	900,970	8,579,954	7,678,984
Proener S.A.U.	1 vote	1	6,301,241,595	1	Unlisted	5,339,418	(1,860,126)	5,339,418	24,965
Vientos La Genoveva S.A.U.	1 vote	1	1,615,451,861	1,615,452	Unlisted	3,269,382	827,506	3,269,382	2,441,876
Vientos La Genoveva II S.A.U.	1 vote	1	498,293,542	498,294	Unlisted	2,109,879	323,062	2,109,879	1,786,817
							231,752	19,419,802	12,138,903

	Latest available financial information
Name and characteristics of securities and issuers	Date	Capital stock	(Loss) Income	Equity	Direct and indirect equity interest %

INVESTMENT IN SUBSIDIARIES

Central Vuelta de Obligado S.A.	06/30/2021	500	70,940	215,641	56.19%
CP Renovables S.A.	06/30/2021	6,973,083	955,016	9,272,707	100.00%
Proener S.A.U.	06/30/2021	6,301,242	(1,860,126)	5,348,717	100.00%
Vientos La Genoveva S.A.U.	06/30/2021	1,615,452	839,185	2,827,082	100.00%
Vientos La Genoveva II S.A.U.	06/30/2021	498,294	237,617	1,718,024	100.00%

REVIEW REPORT ON INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

To the board of directors of

CENTRAL PUERTO S.A.

I. Report on financial statements Introduction

1. We have reviewed the accompanying interim condensed consolidated financial statements of Central Puerto S.A. (“the Company”) and its subsidiaries, which comprise the statement of financial position as of June 30, 2021, the statements of income and comprehensive income for the three and six-month periods then ended, the statements of changes in equity and cash flows for the six-month period then ended, and selected explanatory notes.

Responsibility of the Company’s management on financial statements

2. The Company’s management is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE for its acronym in Spanish) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV for its acronym in Spanish) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The management is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4. Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires August 11, 2021

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. T° 1 – F° 13

GERMÁN E. CANTALUPI

Partner

Certified Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 248 – F° 60

REVIEW REPORT ON INTERIM CONDENSED SEPARATE FINANCIAL STATEMENTS

To the board of directors of

CENTRAL PUERTO S.A.

I. Report on financial statements Introduction

1. We have reviewed the accompanying interim condensed separate financial statements of Central Puerto S.A. (“the Company”), which comprise the statement of financial position as of June 30, 2021, the statements of income and comprehensive income for the three and six-month periods then ended, and cash flows for the six-month period then ended, and selected explanatory notes.

Responsibility of the Company’s management on financial statements

2. The Company’s management is responsible for the preparation and presentation of the Company’s financial statements under International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE for its acronym in Spanish) as professional accounting standards and incorporated by the Argentine Securities Commission (CNV for its acronym in Spanish) in its regulations, as approved by the International Accounting Standards Board (IASB) and, therefore, it is responsible for the preparation and presentation of the financial statements mentioned in paragraph 1 pursuant to International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). The management is also responsible for the internal control it deems necessary for interim financial reporting to be prepared free from material misstatements, whether due to errors or irregularities.

Auditor’s responsibility

3. Our responsibility is to express a conclusion on the financial statements mentioned in paragraph 1, based on our review, which was conducted in accordance with International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, issued by the International Auditing and Assurance Standards Board (IAASB). Such standard requires the auditor to comply with the ethical requirements relevant to the audit of the annual financial statements of the entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

4. Based on our review, nothing has come to our attention that causes us to believe that the financial statements mentioned in paragraph 1 have not been prepared, in all material respects, in accordance with IAS 34.

City of Buenos Aires August 11, 2021

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L. C.P.C.E.C.A.B.A. T° 1 – F° 13

GERMÁN E. CANTALUPI

Partner

Certified Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. T° 248 – F° 60